UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

———————
SCHEDULE 13D
———————

Under the Securities Exchange Act of 1934
(Amendment No. )1

Quepasa Corporation
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

74833W206
(CUSIP Number)

Michael Matte
324 Datura Street, Suite 114
West Palm Beach, Florida 33401
(561) 366-1249

With copies to:

Harris Cramer LLP
3507 Kyoto Gardens Drive, Suite 320
Palm Beach Gardens, FL 33410
Attention: Michael D. Harris, Esq.
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 19, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 74833W206	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) John Abbott
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER 2,774,862 (1)
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 2,531,874
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 2,774,862 (1)
WITH	10	SHARED DISPOSITIVE POWER 2,531,874
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,306,736
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.4% (2)
14	TYPE OF REPORTING PERSON IN
———————
(1) Includes 2,602,362 stock options exercisable within 60 days.
(2) Based upon 16,668,281 shares of Common Stock outstanding as of July 26, 2011.

CUSIP No. 74833W206	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Michael Matte
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER 1,956,762 (1)
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 3,349,974
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 1,956,762 (1)
WITH	10	SHARED DISPOSITIVE POWER 3,349,974
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,306,736
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5% (2)
14	TYPE OF REPORTING PERSON IN

(1) Includes 1,936,029 stock options exercisable within 60 days.
(2) Based upon 16,668,281 shares of Common Stock outstanding as of July 26, 2011.

CUSIP No. 74833W206	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Lars Batista
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF	7	SOLE VOTING POWER 193,166 (1)
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 5,113,570
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 193,166 (1)
WITH	10	SHARED DISPOSITIVE POWER 5,113,570
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,306,736
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2% (2)
14	TYPE OF REPORTING PERSON IN

(1) Includes 9,250 stock options exercisable within 60 days.
(2) Based upon 16,668,281 shares of Common Stock outstanding as of July 26, 2011.

CUSIP No. 74833W206	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Ernesto Cruz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF	7	SOLE VOTING POWER 68,367 (1)
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 5,238,369
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 68,367 (1)
WITH	10	SHARED DISPOSITIVE POWER 5,238,369
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,306,736
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4% (2)
14	TYPE OF REPORTING PERSON IN

(1) Includes 56,500 stock options exercisable within 60 days.
(2) Based upon 16,668,281 shares of Common Stock outstanding as of July 26, 2011.

CUSIP No. 74833W206	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Malcolm Jozoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER 140,866 (1)
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 5,165,870
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 140,866 (1)
WITH	10	SHARED DISPOSITIVE POWER 5,165,870
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,306,736
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8% (2)
14	TYPE OF REPORTING PERSON IN

(1) Includes 56,500 stock options exercisable within 60 days.
(2) Based upon 16,668,281 shares of Common Stock outstanding as of July 26, 2011.

CUSIP No. 74833W206	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Lionel Sosa
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER 101,638 (1)
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 5,205,098
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 101,638 (1)
WITH	10	SHARED DISPOSITIVE POWER 5,205,098
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,306,736
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6% (2)
14	TYPE OF REPORTING PERSON IN

(1) Includes 52,750 stock options exercisable within 60 days.
(2) Based upon 16,668,281 shares of Common Stock outstanding as of July 26, 2011.

CUSIP No. 74833W206	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jill Syverson-Stork
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER 71,075 (1)
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 5,235,661
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 71,075 (1)
WITH	10	SHARED DISPOSITIVE POWER 5,235,661
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,306,736
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4% (2)
14	TYPE OF REPORTING PERSON IN

(1) Includes 52,750 stock options exercisable within 60 days.
(2) Based upon 16,668,281 shares of Common Stock outstanding as of July 26, 2011.

CUSIP No. 74833W206	13D

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of Quepasa Corporation, a Nevada corporation (the “Company” or “Quepasa”).  The Company’s principal executive offices are located at 324 Datura Street, Suite 114, West Palm Beach, Florida 33401.

Item 2.	Identity and Background

a.	John Abbott
b.	324 Datura Street, Suite 114, West Palm Beach, Florida 33401
c.	Chief Executive Officer of the Company
d.	The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) within the last five years.
e.
The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws within the past five years.

f.	The Reporting Person is a United States citizen.

a.	Michael Matte
b.	324 Datura Street, Suite 114, West Palm Beach, Florida 33401
c.	Chief Financial Officer of the Company
d.	The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) within the last five years.
e.
The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws within the past five years.

f.	The Reporting Person is a United States citizen.

a.	Lars Batista
b.	324 Datura Street, Suite 114, West Palm Beach, Florida 33401Chief Executive Officer of the Company
c.	Director of the Company.
d.	The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) within the last five years.
e.
The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws within the past five years.

f.	The Reporting Person is a Brazilian citizen.

a.	Ernesto Cruz
b.	324 Datura Street, Suite 114, West Palm Beach, Florida 33401
c.	Director of the Company
d.	The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) within the last five years.
e.
The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws within the past five years.

f.	The Reporting Person is a Mexican citizen.

CUSIP No. 74833W206	13D

a.	Malcolm Jozoff
b.	324 Datura Street, Suite 114, West Palm Beach, Florida 33401
c.	Director of the Company
d.	The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) within the last five years.
e.
The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws within the past five years.

f.	The Reporting Person is a United States citizen.

a.	Lionel Sosa
b.	324 Datura Street, Suite 114, West Palm Beach, Florida 33401
c.	Director of the Company
d.	The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) within the last five years.
e.
The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws within the past five years.

f.	The Reporting Person is a United States citizen.

a.	Jill Syverson-Stork
b.	324 Datura Street, Suite 114, West Palm Beach, Florida 33401
c.	Director of the Company
d.	The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) within the last five years.
e.
The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws within the past five years.

f.	The Reporting Person is a United States citizen.

CUSIP No. 74833W206	13D

Item 3.	Source or Amount of Funds or Other Consideration.

This Schedule 13D is being filed to report a voting agreement whereby the Reporting Persons (disclosed under Item 2 above) agreed to vote together (the “Voting Agreement”) in connection with the Merger Agreement among Quepasa, IG Acquisition Company (“Merger Sub”), a wholly-owned subsidiary of Quepasa, and Insider Guides, Inc., doing business as myYearbook.com (the “Target”).  Investors are urged to refer to the Form 8-K filed on July 20, 2011 (the “Form 8-K”) for further information on the Merger.  The Reporting Persons agreed to vote their shares of common stock in favor of the actions contemplated by the Merger Agreement including approving the issuance of shares of common stock to the Target’s shareholders. For a description of the Voting Agreements, see Item 4 below, which description is incorporated herein by reference in response to this Item 3.  Also, please refer to the Schedule 13D/A filed by Mexican & Americans Trading Together, Inc. and Altos Hornos de Mexico, S.A.B. de C.V. with the Securities and Exchange Commission on July 21, 2011.

Each Reporting Person expressly disclaims any beneficial ownership in the common stock of the Company owned by the others, and the reporting of joint beneficial ownership shall not be deemed to be an admission that he beneficially owns the common stock owned by the other Reporting Persons.

Item 4.	Purpose of the Transaction.

On July 19, 2011 and in connection with the Company’s entry into the Merger Agreement, the Reporting persons entered into the Voting Agreement with the Company and the Target. Pursuant to the Voting Agreement, the Reporting Person has agreed to vote, prior to the Expiration Time (as defined below), the shares of Common Stock and other securities of the Company held or subsequently acquired by it:  (i) in favor of approval of the issuance of shares of the common stock as consideration for the Merger as set forth in the Merger Agreement, and in favor of the Financing Transaction (as defined in the Merger Agreement); (ii)  against approval of any proposal made in opposition to, or in competition with, the issuance of shares of the common stock as consideration for the Merger as set forth in the Merger Agreement; (iii) against any action which the Company is prohibited from taking under Section 5.2 of the Merger Agreement; and (iv) in favor of waiving any notice that may have been or may be required relating to any reorganization of the Company or any subsidiary of the Company, any issuance, reclassification or recapitalization of the capital stock of the Company or any subsidiary of the Company, any sale or purchase of assets, change of control of or acquisition by the Company or any subsidiary of the Company or any other person, or any consolidation or merger to which the Company or any subsidiary of the Company is the surviving entity.

The Voting Agreement also provides that, during the period beginning on the date thereof and ending at the Expiration Time, and subject to certain exceptions, the Reporting Persons may not transfer any shares of common stock and other securities of the Company held or subsequently acquired by it, or make any agreement regarding any such transfer.

The Voting Agreement and related irrevocable proxy will terminate automatically and will have no further force or effect as of the “Expiration Time,” which is defined as the earliest to occur of (x) the Effective Time (as defined in the Merger Agreement), (y) the termination of the Merger Agreement in accordance with the terms thereof, or (z) the occurrence of a Material Adverse Amendment (as defined in the Voting Agreement).

In connection with the Company’s entry into the Merger Agreement, the Reporting Persons delivered an irrevocable proxy in the form attached as Appendix A to the Voting Agreement with respect to the voting of the shares of Common Stock and other securities of the Company held or subsequently acquired by them on the foregoing matters.

The description of the Voting Agreement and related irrevocable proxy contained herein is qualified in its entirety by reference to the Voting Agreement including the form of Irrevocable Proxy attached as Appendix A thereto), which is filed as Exhibit 99.1 to this Schedule 13D and is hereby incorporated herein by reference.

CUSIP No. 74833W206	13D

The Merger Agreement provides that the Company must take such action as may be necessary to appoint Messrs. Geoff Cook, Rick Lewis and Terry Herndon (or such replacement designees as may be selected by the Target, the “Target Designees”) to the Company’s Board of Directors commencing as of the Effective Time and must include three Target Designees on the slate of directors recommended for election by the Company’s Stockholders for a period of three years following the Effective Time.  The Merger Agreement also provides that the Company must take such action as may be necessary to appoint Mr. Cook to the Company’s three member Executive Committee commencing as of the Effective Time and for not less than three years thereafter. Likewise, the Employment Agreement entered into between the Company and Mr. Cook in connection with the Company’s entry into the Merger Agreement provides that Mr. Cook will serve as a member of the Board of Directors of the Company and a member of the Company’s Executive Committee. During the term of such Employment Agreement, upon the death, disability or resignation of a Target Designee, Mr. Cook will have the right to designate on behalf of the Target a replacement for such Target Designee.

The Merger Agreement requires the Company to use its commercially reasonable efforts to obtain approval of its shareholders for, and upon receipt of such approval to promptly take all necessary steps to cause, the Company to be reincorporated in the State of Delaware.

Except as set forth above, none of the Reporting Persons has any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. The Reporting Persons may, at any time, review or reconsider their position with respect to the Company and formulate plans or proposals with respect to any of such matters.

Item 5.	Interest in Securities of the Issuer.

(a)

John Abbott beneficially owns 172,500 shares of the Company’s common stock and 2,602,362shares of common stock issuable upon the exercise of stock options.  This amounts to approximately 14.4% of the outstanding shares as of July 26, 2011.

Michael Matte beneficially owns 20,733 shares of the Company’s common stock and 1,936,029 shares of common stock issuable upon the exercise of stock options.  This amounts to approximately 10.5% of the outstanding shares as of July 26, 2011.

Lars Batista beneficially owns 183,916 shares of the Company’s common stock and 9,250 shares of common stock issuable upon the exercise of stock options.  This amounts to approximately 1.2% of the outstanding shares as of July 26, 2011.

Ernesto Cruz beneficially owns 11,867 shares of the Company’s common stock and 56,500 shares of common stock issuable upon the exercise of stock options.  This amounts to approximately 0.4% of the outstanding shares as of July 26, 2011.

Malcolm Jozoff beneficially owns 84,366 shares of the Company’s common stock and 56,500 shares of common stock issuable upon the exercise of stock options.  This amounts to approximately 0.8% of the outstanding shares as of July 26, 2011.

CUSIP No. 74833W206	13D

Lionel Sosa beneficially owns 48,888 shares of the Company’s common stock and 52,750 shares of common stock issuable upon the exercise of stock options.  This amounts to approximately 0.6% of the outstanding shares as of July 26, 2011.

Dr. Jill Syverson-Stork beneficially owns 18,325 shares of the Company’s common stock and 52,750 shares of common stock issuable upon the exercise of stock options.  This amounts to approximately 0.4% of the outstanding shares as of July 26, 2011.

(b)  Each of the Reporting Persons has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition of all shares owned by the Reporting Person.

(c)  Except as described in this Schedule 13D, the Reporting Persons did not engage in any transactions in shares of the Company’s common stock during the past 60 days.

(d)  Not Applicable.

(e)  Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As described in greater detail in Item 4 above, in connection with the entry by the Company into the Merger Agreement, on July 19, 2011, the Reporting Persons entered into the Voting Agreement and delivered the related irrevocable proxy. The information included in Item 4 above regarding the Voting Agreement and related irrevocable proxy is hereby incorporated by reference into this Item 6.

The descriptions of the and the Voting Agreement and related irrevocable proxy are qualified in their entirety by reference to the Voting Agreement (including the form of Irrevocable Proxy attached as Appendix A thereto), which is filed as Exhibit 99.1 to this Schedule 13D, and is hereby incorporated herein by reference.

Item 7.	Material to be filed as Exhibits.

Exhibit 99.1.	Form of Voting Agreement

CUSIP No. 74833W206	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 29, 2011

By:	/s/ John Abbott
John Abbott

/s/ Michael Matte
Michael Matte

/s/ Lars Batista
Lars Batista

/s/ Ernesto Cruz
Ernesto Cruz

/s/ Malcolm Jozoff
Malcolm Jozoff

/s/ Lionel Sosa
Lionel Sosa

/s/ Dr. Jill Syverson-Stork
Dr. Jill Syverson-Stork

Attention.  Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).